Exhibit 99.14

Further to the appointments of Mr Tony Rice and Mr Bernard Gray as Directors of Cable and Wireless plc ("the Company") on 21 January 2003, the Company confirms that there are no further details to be disclosed under paragraph 16.4 of the Listing Rules.